UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Dutch Bros Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value

(Title of Class of Securities)

26701L100

(CUSIP Number)

December 31, 2021

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26701L100

1	Name of Reporting Person: TSG7 A Management L.L.C. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,465,503*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,465,503*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 64,465,503*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65.2%**
12	TYPE OF REPORTING PERSON OO

*

Consists of (i) 18,050 shares of Class A Common Stock directly held by Dutch Holdings, LLC and 45,929,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock directly held by Dutch Holdings, LLC (the “Dutch Holdings Class C shares”), (ii) 3,076,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock directly held by TSG 7 A AIV VI, L.P (the “AIV VI Class C shares”), (iii) 11,908,357 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock directly held by TSG 7 A AIV VI Holdings-A, L.P. (the “AIV VI Holdings Class D shares”) and (iv) 3,532,886 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock directly held by DG Coinvestor Blocker Aggregator, L.P. (the “DG Class D shares”).

**

Based on (i) 34,431,806 shares of Class A Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021 plus (ii) the Dutch Holdings Class C shares, (iii) the AIV VI Class C shares , (iv) the AIV VI Holdings Class D shares , and (v) the DG Class D shares.

CUSIP No. 26701L100

1	Name of Reporting Person: Dutch Holdings, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,947,565*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,947,565*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 45,947,565*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.2%**
12	TYPE OF REPORTING PERSON OO

*	Includes 45,929,515 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock held by the Reporting Person (the “Dutch Holdings Class C shares”).
**

Based on (i) 34,431,806 shares of Class A Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021 plus (ii) the Dutch Holdings Class C shares.

CUSIP No. 26701L100

1	Name of Reporting Person: TSG 7 A AIV VI, L.P. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,076,695*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,076,695*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,076,695*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%**
12	TYPE OF REPORTING PERSON PN

*	Represents shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class C Common Stock held by the Reporting Person (the “AIV VI Class C shares”).
**

Based on (i) 34,431,806 shares of Class A Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021 plus (ii) the AIV VI Class C shares.

CUSIP No. 26701L100

1	Name of Reporting Person: TSG 7 A AIV VI Holdings-A, L.P. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,908,357*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,908,357*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 11,908,357*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.7% **
12	TYPE OF REPORTING PERSON PN

*	Represents shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock held by the Reporting Person (the “AIV VI Holdings Class D shares”).
**

Based on (i) 34,431,806 shares of Class A Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021 plus (ii) the AIV VI Holdings Class D shares.

CUSIP No. 26701L100

1	Name of Reporting Person: DG Coinvestor Blocker Aggregator, L.P. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,532,886*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,532,886*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 3,532,886*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%**
12	TYPE OF REPORTING PERSON PN

*	Represents shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class D Common Stock held by the Reporting Person (the “DG Class D shares”).
**

Based on (i) 34,431,806 shares of Class A Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021 plus (ii) the DG Class D shares.

CUSIP No. 26701L100

SCHEDULE 13G

Item 1(a)	Name of Issuer: Dutch Bros Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 110 SW 4th Street, Grants Pass, OR 97526

Item 2(a)

Name of Persons Filing:

This statement is filed by the following (collectively, the “Reporting Persons”):

(i) TSG7 A Management L.L.C. (“TSG7 Management”)

(ii) Dutch Holdings, LLC (“Dutch Holdings”)

(iii) TSG7 A AIV VI, L.P. (“AIV VI”)

(iv) TSG7 A AIV VI Holdings-A, L.P. (“AIV VI Holdings”)

(v) DG Coinvestor Blocker Aggregator, L.P. (”DG”)

The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office: For each Reporting Person: c/o TSG Consumer Partners, 4 Orinda Way, Suite 150-B, Orinda, CA 94563

Item 2(c)	Citizenship or Place of Organization: For each Reporting Person: Delaware

Item 2(d)	Title of Class of Securities: Class A Common Stock, $0.00001 par value (the “Class A Common Stock”)

Item 2(e)	CUSIP Number: 26701L100

Item 3	For statements filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable

CUSIP No. 26701L100

Item 4

Ownership:

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

The securities reported herein are directly held by Dutch Holdings, AIV VI, AIV VI Holdings and DG. TSG7 Management is the general partner of AIV VI, AIV VI Holdings and DG, and the manager of Dutch Group Holdings, LLC, which is the sole member and manager of Dutch Holdings. As a result of these relationships, TSG7 Management has ultimate voting and dispositive power over the securities reported herein and therefore may be deemed to share beneficial ownership of such securities with their respective direct holders. Each of the Reporting Persons disclaims beneficial ownership of any securities that exceed its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not Applicable

CUSIP No. 26701L100

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2022

TSG7 A MANAGEMENT L.L.C.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

DUTCH HOLDINGS, LLC

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

TSG7 A AIV VI, L.P.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

TSG7 A AIV VI HOLDINGS-A, L.P.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

DG COINVESTOR BLOCKER AGGREGATOR, L.P.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

CUSIP No. 26701L100

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as Exhibit 1, and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Date: February 2, 2022

TSG7 A MANAGEMENT L.L.C.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

DUTCH HOLDINGS, LLC

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

TSG7 A AIV VI, L.P.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

TSG7 A AIV VI HOLDINGS-A, L.P.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary

DG COINVESTOR BLOCKER AGGREGATOR, L.P.

By:	/s/ Jessica Duran
Name:	Jessica Duran
Title:	Assistant Secretary